Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company:  El Paso Pipeline Partners, L.P.
Commission File No.:  001-33825

Kinder Morgan, Inc. distributed the following four documents in connection with its proposed acquisition of Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and El Paso Pipeline Partners, L.P.:

KINDER MORGAN, INC. TO PURCHASE KMP, KMR AND EPB;

2015 KMI DIVIDEND TO INCREASE TO $2 PER SHARE

•                  KMI expects 10% annual growth in dividend 2015-2020 with significant excess coverage

•                  Combination eliminates Incentive Distribution Rights

•                  Approximately $70 billion total transaction value

•                  Investment grade rating expected

•                  Closing anticipated by year end

HOUSTON, Aug. 10, 2014 — Kinder Morgan, Inc. (NYSE: KMI), Kinder Morgan Energy Partners, L.P. (NYSE: KMP), Kinder Morgan Management, LLC (NYSE: KMR) and El Paso Pipeline Partners, L.P. (NYSE: EPB) today announced that KMI will acquire all of the outstanding equity securities of KMP, KMR and EPB.

•                  KMP unitholders will receive 2.1931 KMI shares and $10.77 in cash for each KMP unit.  This results in a price of $89.98 per unit, a 12 percent premium based on the Aug. 8, 2014, closing prices.  This is a premium of 11.4 percent based on the July 16 closing price reference date used by the parties during the negotiation of the transaction.

•                  KMR shareholders will receive 2.4849 KMI shares for each share of KMR.  This results in a price of $89.75 per share, a 16.5 percent premium based on the Aug. 8, 2014, closing prices.  This is a premium of 16 percent based on the July 16 reference date used by the parties in the negotiation.  The parties negotiated consideration for KMR shares equal to the consideration for KMP units, using the July 16 reference date.

•                  EPB unitholders will receive .9451 KMI shares and $4.65 in cash for each EPB unit.  This results in a price of $38.79 per unit, a 15.4 percent premium based on the Aug. 8, 2014, closing prices.  This is a premium of 11.2 percent based on the July 16 reference date used by the parties in the negotiation.

•                  Both KMP and EPB unitholders will be able to elect cash or KMI stock consideration subject to proration.

KMI has secured committed financing for the cash portion of the transaction.

“All shareholders and unitholders of the Kinder Morgan family of companies will benefit as a result of this combination,” said Chairman and CEO Richard D. Kinder.  “Everyone will hold a single, publicly traded security — KMI — which will have a projected dividend of $2.00 in 2015, a 16 percent increase over the anticipated 2014 dividend of $1.72.  We expect to grow the dividend by approximately 10 percent each year from 2015 through 2020, with excess coverage

(more)

anticipated to be greater than $2 billion over that same period.  This combined entity will be the largest energy infrastructure company in North America and the third largest energy company overall with an estimated enterprise value of approximately $140 billion.  Additionally, we will have a leading position in each of our business segments and operate in the rapidly growing North American energy infrastructure sector.”

KMI has reviewed the proposed transaction with the rating agencies and expects the combined entity will be investment grade.  The Kinder Morgan companies will put in place cross guarantees among and between the Kinder Morgan entities (with limited exceptions) to be effective on closing of the transaction in order to create a single creditor class and eliminate the structural subordination.

“This transaction dramatically simplifies the Kinder Morgan story, by transitioning from four separately traded equity securities today to one security going forward, and by eliminating the incentive distribution rights and structural subordination of debt,” Kinder said.  “Further, we believe that KMI will be a valuable acquisition currency and have a significantly lower hurdle for accretive investments in new energy infrastructure.  In the opportunity-rich environment of today’s energy infrastructure sector, we believe this transaction gives us the ability to grow KMI for years to come.”  The transaction also provides significant tax benefits for KMI shareholders from depreciation deductions associated with the upfront purchase and future capital expenditures.

KMP, KMR and EPB were represented in the negotiations by committees comprised exclusively of the independent members of the boards of the respective entities.  The boards of all the Kinder Morgan companies have voted to recommend the transaction to their respective unitholders and shareholders.  Each transaction is conditioned on the closing of the other transactions.  Following unitholders and shareholder votes and standard regulatory notifications and approvals, the transaction is expected to close by the end of 2014.  More information on the transaction, including the investor presentation, may be found in the Investor section of the Kinder Morgan website at www.kindermorgan.com.

Barclays and Citi acted as financial advisors to KMI, Barclays is providing committed financing for the transaction, and Weil Gotshal & Manges and Bracewell & Giuliani acted as

2

legal counsel to KMI.  Jefferies acted as financial advisor to KMP and KMR and Baker Botts acted as legal counsel to KMP and KMR.  Tudor, Pickering, Holt & Co. acted as financial advisor to EPB and Vinson & Elkins acted as legal counsel to EPB.

Please join Kinder Morgan at 8:30 a.m. Eastern Time Monday, Aug. 11 at www.kindermorgan.com for a LIVE webcast conference call to discuss this transaction.

The combined Kinder Morgan entities own an interest in or operate approximately 80,000 miles of pipelines and 180 terminals.  Kinder Morgan’s pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel.  Kinder Morgan, Inc. (NYSE: KMI) owns the general partner interests of Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and El Paso Pipeline Partners, L.P. (NYSE: EPB), along with limited partner interests in KMP and EPB and shares in Kinder Morgan Management, LLC (NYSE: KMR).

Kinder Morgan Energy Partners is a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline limited partnerships in America.  It owns an interest in or operates approximately 52,000 miles of pipelines and 180 terminals.  The general partner of KMP is owned by Kinder Morgan, Inc.

El Paso Pipeline Partners is a publicly traded pipeline limited partnership.  It owns an interest in or operates more than 13,000 miles of interstate natural gas transportation pipelines in the Rockies and the Southeast, natural gas storage facilities with a capacity of over 100 billion cubic feet and LNG assets in Georgia and Mississippi.  The general partner of EPB is owned by Kinder Morgan, Inc.

CONTACTS
Media Relations	Investor Relations
Larry Pierce	(713) 369-9490
Office: (713) 369-9407	km_ir@kindermorgan.com
Cell: (281) 330-2981	www.kindermorgan.com
larry_pierce@kindermorgan.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”).  KMI plans to file with the Securities and Exchange Commission (“SEC”) a

3

registration statement on Form S-4 in connection with the mergers.  Each of KMI, KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the mergers. The registration statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the mergers and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND EACH PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain copies of each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of the KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of the EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMI, the general partner of KMP,

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KMR or the general partner of EPB management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMI to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

This news release includes forward-looking statements.  These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them.  Although Kinder Morgan believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that such assumptions will materialize.  Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan’s reports filed with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date they were made, and except to the extent required by law, Kinder Morgan undertakes no obligation to update or review any forward-looking statement because of new information, future events or other factors.  Because of these uncertainties, readers should not place undue reliance on these forward-looking statements.

# # #

5

Run By Shareholders, For Shareholders KMI to Acquire KMP, KMR, and EPB August 10, 2014

Forward-Looking Statements / Non-GAAP Financial Measures IMPORTANT INFORMATION AND WHERE TO FIND IT KMI o f on Form S 4 in connection with the mergers. KMI will file with the SEC and mail to its security holders a proxy statement in connection with its special meeting. Each of KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the Proposed Transactions. The registration statement, the KMI proxy statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS WHEN THEY ARE AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE PROXY STATEMENT/PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without de http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the -K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. rtn-K for the year ended December 31, 2013, orm 10-K for the year ended December 31, 2013, which has been filed with the SEC. -K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other state constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the ward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties descr-K for the year ended December 31, 2013 and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law. We use non-- non-GAAP financial measures to comparable GAAP measures can be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com. These non-GAAP measures should not be considered an alternative to GAAP financial measures. 2

Transaction Overview KMI will acquire all of the outstanding common units of KMP and EPB and all outstanding shares of KMR $71.0 billion total purchase price $40.0 billion KMI equity $4.0 billion cash (commitment letter for full amount) $27.0 billion of assumed debt and 3 from EPB Transaction is expected to close in Q4 2014, subject to shareholder and regulatory approvals 3 Consolidating All Kinder Morgan Assets Under One Public Company __________________________ (a) Closing prices on 7/16/2014, the reference date used by the parties during the negotiation of the transaction. KMP KMR EPB Acquisition Consideration KMI Shares to Each Unit or Share 2.1931x 2.4849x 0.9451x Cash to Each Unit or Share $10.77 $4.65 Implied Consideration Based on 8/8/2014 Prices $89.98 $89.75 $38.79 Premium to 8/8/2014 Prices 12.0% 16.5% 15.4% Implied Consideration Based on 7/16/2014 Prices(a) $91.72 $91.72 $39.53 Premium to 7/16/2014 Prices(a) 11.4% 16.0% 11.2%

Value Enhancing Combination 4 2015E KMI dividend per share expected to be $2.00 with significant coverage 16% dividend increase from 2014 guidance of $1.72 10% annual growth rate expected for at least the next 5 years thereafter (2015-2020) This is before taking into account a larger opportunity set driven by a lower cost of capital Visible absolute dollar coverage of over $2.0 billion 6 years of coverage averaging approximately 1.1x Eliminates IDRs which significantly lowers cost of capital Results in more competitive cost of capital to pursue expansion and acquisitions in a target-rich environment Potential consolidation in MLP space (>120 energy MLPs today with >$875Bn EV)(a) Over $640 billion of investment in energy infrastructure needed through 2035(b) Tax attributes of combination lowers cash taxes 5.6x 2015 Debt / EBITDA leverage, with a target range of 5.0-5.5x Eliminates structural subordination Provides more simplicity and flexibility Provides immediate and meaningful value uplift Cash flow dilutive in short-term; significantly accretive in medium and long-term Majority equity consideration allows KMP, KMR and EPB stakeholders to share in future growth Largest energy infrastructure company in North America Over 82% of cash flows are fee-based, and 94% are fee-based or hedged for 2014 Enhances Future Dividend Growth Improves Dividend Coverage Significant Upfront Dividend Increase Lowers Cost of Capital Expected Investment Grade Ratings Significant Value to MLP Unitholders World Class Asset Base __________________________ (a) Source: Bloomberg as of 8/8/2014 including energy-related publicly traded partnerships. (b) Source: ICF presentation dated 2/24/2014 "A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space."

Simplified Organizational Structure 5 Note: Above organizational diagrams are simplified representations reflecting only the publicly traded entities. 43% 15% 3% 15% 17% 7% CO2 Oil Production CO2 S&T Natural Gas Pipelines Products Pipelines Kinder Morgan Canada Terminals KMP 2014B Segment Earnings before DD&A = $6.4 billion 100% Natural Gas Pipelines EPB 2014B Segment Earnings before DD&A = $1.3 billion 82% of cash flows are fee-based; 94% are fee-based or hedged for 2014 54% 12% 2% 12% 14% 6% CO2 Oil Production CO2 S&T Natural Gas Pipelines Products Pipelines Terminals PF Consolidated KMI 2014B Segment Earnings before DD&A = $8.0 billion Kinder Morgan Canada Current Public Structure Simplified Public Structure One publicly traded company vs. four results in: One equity holder base One dividend policy One debt rating No structural subordination No incentive distribution rights Kinder Morgan, Inc. (NYSE: KMI) Kinder Morgan Management, LLC (NYSE: KMR) Kinder Morgan Energy Partners, L.P. (NYSE: KMP) El Paso Pipeline Partners, L.P. (NYSE: EPB) 13% Listed Shares 100% Voting Shares 100% i-unit Interest GP Interest and 8% LP Interest GP Interest and 41% LP Interest Kinder Morgan, Inc. (NYSE: KMI)

KINDER MORGAN

One Easy Way to Invest in North America's Largest Energy Infrastructure Company

- 3rd largest energy company in North America with estimated combined pro forma enterprise value of ~$140 billion (a)
- $17 billion of currently identified organic growth projects
- Largest natural gas network in North America
  - Own an interest in / operate ~68,000 miles of natural gas pipeline
  - Connected to every important U.S. natural gas resource play, including: Eagle Ford, Marcellus, Utica, Uinta, Haynesville, Fayetteville and Barnett
- Largest independent transporter of petroleum products in North America
  - Transport ~2.3 MMBbl/d (b)
- Largest transporter of CO_2 in North America
  - Transport ~1.3 Bcf/d of CO_2 (b)
- Largest independent terminal operator in North America
  - Own an interest in or operate ~180 liquids / dry bulk terminals
  - ~125 MMBbls domestic liquids capacity
  - Handle ~103 MMtons of dry bulk products (b)
  - Strong Jones Act shipping position
- Only Oilsands pipe serving West Coast
  - Transports ~300 MBbl/d to Vancouver / Washington State; proposed expansion takes capacity to 890 MBbl/d



TRANS MOUNTAIN
COCHIN
PACIFIC
RUBY
NORTHERN
CALNEV
WIC
CIG
TCGT
CP
NGPL
EPNG
CO_2
PACIFIC
WINK
KM MIDSTREAM
FEP
MEP
KMLP
TGP
PLANTATION
ELBA EXPRESS
SNG
SLNG
GLNG
FGT
PARKWAY
CFPL
NATURAL GAS PIPELINES
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
NATURAL GAS TREATERS
LNG TERMINALS
PRODUCTS PIPELINES
PRODUCTS PIPELINES TERMINALS
TRANSMIX FACILITIES
PETROLEUM PIPELINES
PETROLEUM PIPELINES TERMINALS
CO2 PIPELINES
CO2 SOURCE FIELDS
CO2 OIL FIELDS
TERMINALS
JONES ACT TANKERS
KM HEADQUARTERS

(a) Pro forma enterprise value of KMI based on pro forma yield and net debt.
(b) 2014 budgeted volumes.

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KINDER MORGAN

PF KMI Compares Favorably to its Midstream Energy Peers and S&P 500 High Dividend Companies

Company Name	Industry	Market Cap	LQA Dividend Yield	Dividend Growth Rates	
PF KMI[(a)]	Oil & Gas Pipelines	~$100,000		10.0%	2015-2020
Large Cap US Midstream (2015 – 2017 Growth Rates)					
Williams Companies, Inc.	Oil & Gas Pipelines	$56,319	4.0%	14.8%	
Enterprise Products Partners L.P.	Oil & Gas Pipelines	$70,841	3.8%	7.1%	
S&P 500 High Dividend Companies[(b)] (2014 – 2016 Growth Rates)					
General Electric Company	Industrial Conglomerates	$257,470	3.4%	6.1%	
Chevron Corporation	Integrated Oil	$242,797	3.3%	5.2%	
Procter & Gamble Company	Household/Personal Care	$219,047	3.2%	6.3%	
Coca-Cola Company	Beverages: Non-Alcoholic	$173,025	3.1%	7.2%	
Philip Morris International Inc.	Tobacco	$130,969	4.5%	5.3%	
Cisco Systems, Inc.	Computer Communications	$128,221	3.0%	7.9%	
McDonald's Corporation	Restaurants	$91,859	3.5%	7.4%	
AbbVie, Inc.	Pharmaceuticals: Major	$83,987	3.2%	8.8%	
Altria Group, Inc.	Tobacco	$82,571	4.6%	7.4%	

Source: FactSet and Wall Street research.

(a) KMI data shown at beginning-year 2015 pro forma for KMP / KMR / EPB acquisitions.

(b) Includes all companies which meet the following criteria: in S&P 500, market cap > $75 billion, LQA dividend > ~3%, 2014 – 2016 dividend growth > ~5%. 2015-2017 dividend growth rates generally not available.

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Benefits of a C-Corp Simplifies structure; creates one public equity class Lowers cost of capital and creates a more competitive acquisition currency Significant income tax savings from the acquisition amounting to ~$20 billion over ~14 years Over half of combined KMP and EPB cash flows are already taxed at KMI under current structure Broader pool of capital available to C-Corp 8

KINDER MORGAN

How the Math Works

Status Quo Expected Dividend / Distribution Growth Rate [(a)(b)]		2013-2016	2015-2020
KMP	→	5%	5%
EPB	→	1%	3%
KMI	→	8%	7%
Minimal Coverage			

Primary 2015-2020 Asset Level Assumptions [(b)]

- 9% average annual EBITDA growth
- ~$3.6 bn/yr average growth capex (excl. TMX)
- $5.2 bn for Trans Mountain [(c)]
- EBITDA growth rate and capex vary by year

Pro-Forma Expected Dividend Growth Rate [(b)]

2015-2020

10%

Over $2.0 Billion of Coverage

Difference in Growth Rates Driven By:

- Lower cost of capital benefits initial acquisition and future capital investments
- Less equity issuance required
- Tax depreciation (from existing basis and future capex) utilized by company versus being passed on to unitholders
- Modest cost synergies
- Based on the four attributes listed above <u>only</u>, transaction would enable KMI to:
  - Increase its 2015 target dividend per share above the 2015 expected status quo
  - Grow its dividend per share by an average of 8% per year from 2015 through 2020[(d)]
- <u>In addition</u>, tax depreciation from asset step-up will further enable KMI to:
  - Increase its 2015 target dividend per share to $2.00
  - Grow its dividend per share by an average of 10% per year from 2015 through 2020
  - Generate significant cash coverage from 2015 through 2020

(a) 2013 – 2016 per 2014 analyst conference presentation.
(b) Status quo and pro-forma utilize same asset level and capex projections / assumptions for the years included in both sets of projections except for modest cost synergies included in the pro forma.
(c) Total project = $5.4 billion. Some spending prior to 2015.
(d) Based on the following assumptions: includes depreciation from KMP and EPB existing assets and projected capex, set coverage at 1.0x, target roughly 5.0-5.5x debt/EBITDA.

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Significantly Lower Hurdle for Growth 10 ($ in millions, expect per unit / share) Status Quo Pro Forma KMP KMI Hypothetical New Project Capex $1,000) $1,000) Project Cash Flows (a) 120) 120) Project Taxes (b) 0) (19) Cost of New Equity (c) (64) (23) Cost of New Debt (d) (19) (13) Net Cash Flow 37) 65) Split with GP (e) (18) 0) Incremental Cash Flow $18) $65) Beginning Unit / Share Count (MM) 462) 2,145) New Units / Shares Issued (MM) (f) 6) 11) Pro Forma Units / Shares (MM) 468) 2,156) Distribution / Dividend $5.58) $2.00) Accretion on PF Unit / Share Count $0.04) $0.03) Distribution / Dividend Growth 0.7% 1.5% __________________________ (a) Assumes 12% cash returning project. (b) KMI project assumes 36.5% tax rate and 15-yr straight line depreciation. (c) KMP cost of new issue equity based on an assumed yield of 6.9% grossed up by GP % take of 46%. KMI cost of new issue equity conservatively based on KMI yield level of 4.5%. (d) KMP cost of new issue debt based on an assumed 50% split between 2.5% floating and 5.0% fixed rate. KMI cost of new issue debt based on an assumed 50% split between 3.0% floating and 5.25% fixed rate, tax effected at 36.5%. Assumes project is funded 50% debt / 50% equity. (e) Assumed on current 50% split for Status Quo KMP. (f) Assumes project is funded 50% debt / 50% equity. Assumed price of $81/ unit for KMP and $44 / share for KMI. Same Level of Capex Generates Double the Growth at Pro Forma KMI vs Status Quo KMP

KINDER MORGAN

Substantial Value Uplift for KMP Unitholders

KMP Pre-Tax Benefit per Unit Post Transaction

	8/8/2014	Implied Prices					
KMP Pro Forma (Value)	Prices	2015E	2016E	2017E	2018E	2019E	2020E
KMP Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[1]		6.95%	6.95%	6.95%	6.95%	6.95%	6.95%
Implied Unit Price	$80.34	$83.94	$88.98	$93.01	$100.21	$102.01	$105.05
Exchange Ratio	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMP[2]	$79.21	$97.47	$107.22	$117.94	$129.73	$142.71	$156.98
Cash Portion Received	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77
Total Value to Unitholders	$89.98	$108.24	$117.99	$128.71	$140.50	$153.48	$167.75
Implied Value Uplift (Pre-tax)[3]	**$9.64**	**$24.30**	**$29.01**	**$35.70**	**$40.30**	**$51.47**	**$62.70**
% Value Uplift (Pre-tax)	***12%***	***29%***	***33%***	***38%***	***40%***	***50%***	***60%***
Adjusted KMP Distribution[4]		$5.13	$5.44	$5.69	$6.13	$6.24	$6.42
Pro Forma Dividend to KMP Unitholders[5]		$4.39	$4.82	$5.31	$5.84	$6.42	$7.06
Accretion / (Dilution) - $		($0.75)	($0.62)	($0.38)	($0.29)	$0.18	$0.64
Accretion / (Dilution) - %		(15%)	(11%)	(7%)	(5%)	3%	10%
Cumulative Accretion / (Dilution) - $		($0.75)	($1.36)	($1.74)	($2.03)	($1.85)	($1.20)

1) Calculated as 2014 distribution guidance of $5.58/ unit divided by current KMP unit price of $80.34.
2) Based on exchange ratio. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
3) Based on KMI's 8/8/2014 closing price of $36.12, taxes for an average unitholder are estimated to be $12.39/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $16.41/unit. These represent approximate calculations for an average unit holder. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $13.81/unit and $18.16/unit at KMI prices of $36.12 and $44.44, respectively. KMP unitholders will receive basis in KMI shares received equal to KMI's price at closing.
4) Calculated by adjusting KMP's expected distributions by the percentage of cash consideration received.
5) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

11

KINDER MORGAN

Substantial Value Uplift for KMR Shareholders

KMR Benefit per Share Post Tax-Free Transaction

	8/8/2014	Implied Prices					
KMR Pro Forma (Value)	**Prices**	**2015E**	**2016E**	**2017E**	**2018E**	**2019E**	**2020E**
KMR Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[1]		7.24%	7.24%	7.24%	7.24%	7.24%	7.24%
Implied Unit Price	$77.02	$80.47	$85.30	$89.17	$96.07	$97.79	$100.71
Exchange Ratio	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMR[2]	$89.75	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Cash Portion Received[3]	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Value to Unitholders	$89.75	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Implied Value Uplift	**$12.73**	**$110.44**	**$121.48**	**$133.63**	**$147.00**	**$161.70**	**$177.86**
% Value Uplift	***17%***	***37%***	***42%***	***50%***	***53%***	***65%***	***77%***
Adjusted KMR Distribution [4]		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Dividend to KMR Unitholders [5]		$4.97	$5.47	$6.01	$6.61	$7.28	$8.00
Accretion / (Dilution) - $		($0.86)	($0.71)	($0.45)	($0.35)	$0.19	$0.71
Accretion / (Dilution) - %		(15%)	(12%)	(7%)	(5%)	3%	10%
Cumulative Accretion / (Dilution) - $		($0.86)	($1.57)	($2.02)	($2.37)	($2.17)	($1.47)

1) Calculated as 2014 distribution guidance of $5.58/ unit divided by current KMR unit price of $77.02.
2) Based on exchange ratio. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
3) All equity consideration to KMR.
4) No adjustment needed from status quo as KMR consideration is all KMI equity.
5) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

12

KINDER MORGAN

Substantial Value Uplift for EPB Unitholders

EPB Pre-Tax Benefit per Unit Post Transaction

	8/8/2014	Implied Prices					
EPB Pro Forma (Value)	Prices	2015E	2016E	2017E	2018E	2019E	2020E
EPB Expected Distributions		$2.60	$2.60	$2.73	$2.78	$2.87	$2.96
Assumed Yield[1]		7.74%	7.74%	7.74%	7.74%	7.74%	7.74%
Implied Unit Price	$33.60	$33.60	$33.60	$35.28	$35.93	$37.15	$38.27
Exchange Ratio	0.9451	0.9451	0.9451	0.9451	0.9451	0.9451	0.9451
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to EPB[2]	$34.14	$42.00	$46.20	$50.83	$55.91	$61.50	$67.65
Cash Portion Received	$4.65	$4.65	$4.65	$4.65	$4.65	$4.65	$4.65
Total Value to Unitholders	$38.79	$46.65	$50.85	$55.48	$60.56	$66.15	$72.30
Implied Value Uplift (Pre-tax)[3]	**$5.19**	**$13.05**	**$17.25**	**$20.20**	**$24.63**	**$29.00**	**$34.03**
% Value Uplift (Pre-tax)	***15%***	***39%***	***51%***	***57%***	***69%***	***78%***	***89%***
Adjusted EPB Distribution [4]		$2.29	$2.29	$2.40	$2.45	$2.53	$2.61
Pro Forma Dividend to EPB Unitholders [5]		$1.89	$2.08	$2.29	$2.52	$2.77	$3.04
Accretion / (Dilution) - $		($0.40)	($0.21)	($0.12)	$0.07	$0.24	$0.44
Accretion / (Dilution) - %		(17%)	(9%)	(5%)	3%	9%	17%
Cumulative Accretion / (Dilution) - $		($0.40)	($0.61)	($0.72)	($0.65)	($0.42)	$0.02

1) Calculated as 2014 distribution guidance of $2.60/ unit divided by current EPB unit price of $33.60.
2) Based on exchange ratio. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
3) Based on KMI's 8/8/2014 closing price of $36.12, taxes for an average unitholder are estimated to be $2.88/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $4.61/unit. These represent approximate calculations for an average unit holder. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $3.25/unit and $5.12/unit at KMI prices of $36.12 and $44.44, respectively. EPB unitholders will receive basis in KMI shares received equal to KMI's price at closing multiplied by the exchange ratio.
4) Calculated by adjusting EPB's expected distributions by the percentage of cash consideration received.
5) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

13

Significant Historical Returns (a) (b) KMR: 15% CATR Since Inception (c) __________________________ Source: Bloomberg. (a) Total returns calculated on daily basis through 8/8/2014; assumes dividends / distributions reinvested in index / stock / unit. 8/8/2014 prices based on closing price for KMI of $36.12 and exchange ratios of 2.1931x, 2.4849x, and 0.9451x for KMP, KMR and EPB, respectively, plus cash per unit of $10.77 and $4.65 to KMP and EPB, respectively. $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 Dollars AMZ (d) = $1,477 KMP = $4,201 S&P 500 = $360 $0 $100 $200 $300 $400 $500 $600 $700 $800 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 KMR = $648 AMZ (d) = $684 Dollars IPO 5/14/2001 S&P 500 = $201 14 $0 $25 $50 $75 $100 $125 $150 $175 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dollars 5/25/2012 EP acquisition AMZ (d) = $151 EPB = $136 S&P 500 = $154 EPB: 15% CATR Since Acquisition (e) (a) (b) Start date 12/31/1996. (c) Start date 5/14/2001; KMR initial public offering. (d) Alerian MLP Index. (e) Start date 5/25/2012; EP acquisition close.

Combined KMI Strategy Remains the Same Focus on stable fee-based assets that are core to North American energy infrastructure Market leader in each of our business segments Control costs treat it that way Dividend policy will remain consistent with past practice Leverage asset footprint to seek attractive capital investment opportunities, both expansion and acquisition Since 1997, KMP has completed approximately $24 billion in acquisitions and invested approximately $20 billion in greenfield / expansion projects (a) With a lower cost of capital, we believe this transaction will increase our opportunity set Maintaining a strong balance sheet is paramount KMP has accessed capital markets for approximately $43 billion since inception (b) Investment grade since inception Target 5.0-5.5x Debt/EBITDA level for pro forma entity Transparency to investors Keep it simple One publicly traded company instead of four Same Strategy Since Inception __________________________ (a) From 1997 inception through 2Q 2014. (b) Gross long-term capital issued from 1997 inception through 2Q 2014. Net of refinancing, approximately $39 billion of capital raised. 15

Summary Transaction Timeline Expect KMI and KMR shareholder meetings and unitholder meetings for KMP and EPB in Q4 2014 Expect closing in Q4 2014 Subject to customary regulatory approvals no regulatory delays expected 16

Appendix

Cross-Guarantees Overview 18 KMI will consolidate its subsidiaries under a single C-corp as follows: Acquire public shares of KMR and public units of KMP and EPB EPB is acquired by KMP Execute cross guarantees among KMI, KMP and substantially all wholly owned operating subsidiaries and subsidiaries which hold our interest in JVs Cross-guarantees are being used instead of merging KMP or moving / refinancing existing KMP and EPB debt due to potential tax considerations, JV right of first refusals, uneconomic make-whole provisions, and rate making considerations KMI will have full control over operated assets KMP will become 100% owned with fully cross-guaranteed debt Guarantees will be among and between KMI, KMP and all significant EBITDA-generating subsidiaries Included entities represent approximately 90% of consolidated EBITDA; ~10% of consolidated EBITDA excluded primarily relates to EBITDA generated by SFPP and Calnev EPB will be acquired by KMP thereby making KMP the owner of 100% of pro forma organization cash flows Guarantees will be absolute and unconditional

18 Years of Consistent Growth at KMP $17 $30 $153 $198 $333 $548 $701 $827 $978 $1,162 $1,265 $1,469 $1,877 $2,171 $2,450 $2,737 $3,230 $4,017 $4,499 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E GP LP $0.63 $0.94 $1.24 $1.43 $1.71 $2.15 $2.44 $2.63 $2.87 $3.13 $3.26 $3.48 $4.02 $4.20 $4.40 $4.61 $4.98 $5.33 $5.58 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E 3.5x 3.2x 3.9x 3.9x 3.5x 3.7x 3.8x 3.5x 3.2x 3.3x 3.4x 3.4x 3.8x 3.7x 3.6x 3.7x 3.8x 3.7x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E KMP Total Distributions (GP + LP) ($MM) KMP Annual LP Distribution per Unit (c) KMP Net Debt to EBITDA (d) __________________________ (a) 2014 budget. (b) In 2010, total distributions paid were $2,280 million. These distributions would have been $2,450 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions. (c) Annual LP declared distributions, rounded to 2 decimals where applicable. (d) Debt is net of cash and excluding fair value of interest rate swaps. (b) 19 (a) (a) (a)

Financial Rigor Promises Made, Promises Kept KMI Budgeted Dividend: 2011: $1.16 (a) 2012: $1.35 2013: $1.57 KMP Budgeted LP Distribution: 2000: $1.60 2001: $1.95 2002: $2.40 2003: $2.63 2004: $2.84 2005: $3.13 2006: $3.28 2007: $3.44 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.60 2012: $4.98 2013: $5.28 EPB Forecasted LP Distribution: 2012: $2.25 2013: $2.55 Promises Made Promises Kept KMP achieved or exceeded LP distribution target in 13 out of 14 years __________________________ (a) Presented as if KMI were publicly traded for all of 2011. KMI Actual Dividend: 2011: $1.20 (a) 2012: $1.40 2013: $1.60 KMP Actual LP Distribution: 2000: $1.71 2001: $2.15 2002: $2.435 2003: $2.63 2004: $2.87 2005: $3.13 2006: $3.26 2007: $3.48 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.61 2012: $4.98 2013: $5.33 EPB Actual LP Distribution: 2012: $2.25 2013: $2.55 20 KMI has exceeded its dividend target in each of past 3 yrs. EPB has achieved LP distribution target in both years under KM management

KINDER MORGAN

5-year Project Backlog [(a)]

$17 Billion of Currently Identified Organic Growth Projects

Tremendous footprint provides $17B of currently identified growth projects over next 5 years

5-year Growth Capex Backlog ($B)

	2H 2014	2015	2016	2017+	Total
Natural Gas Pipelines	$0.6	$0.4	$1.0	$2.6	$4.6
Products Pipelines	0.7	0.3			1.0
Terminals	0.7	0.5	0.8	0.2	2.2
CO_2 – S&T	0.1	0.3	1.0	0.4	1.8
CO_2 – EOR [(b)] Oil Production	0.2	0.4	0.4	1.0	2.0
Kinder Morgan Canada				5.4	5.4
Total	$2.3	$1.9	$3.2	$9.6	$17.0

88% of backlog is for fee-based pipelines, terminals and associated facilities

Not included in backlog:

- Marcellus / Utica liquids (y-grade) pipeline solution
- Further LNG export opportunities
- Large TGP Northeast expansion
- Further Mexico natural gas expansion projects
- Coal / other natural resource investments
- Potential acquisitions

(a) Highly-visible backlog consists of current projects for which commercial contracts have been either secured, or are at an advanced stage of negotiation. Total capex for each project, shown in year of expected in-service; Vast majority of projects are expected to go into service within five years; projects in-service prior to 6/30/2014 excluded. Includes KM's proportionate share of non-wholly owned projects.

(b) CO_2 EOR = Enhanced Oil Recovery.

21

KINDER MORGAN

How We Have Done: KMP Returns on Capital

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Segment ROI [(a)]:														
Natural Gas Pipelines	13.3%	15.5%	12.9%	13.5%	14.0%	15.5%	16.7%	17.5%	16.9%	14.0%	11.9%	11.9%	11.9%	11.6% [(b)]
Products Pipelines	11.9	11.8	12.8	12.9	12.4	11.6	11.8	13.2	12.5	13.4	13.7	12.9	12.1	12.4
Terminals	19.1	18.2	17.7	18.4	17.8	16.9	17.1	15.8	15.5	15.1	14.6	14.3	13.5	12.1
CO_2	27.5	24.6	22.0	21.9	23.8	25.7	23.1	21.8	25.9	23.5	25.7	26.2	28.7	26.6
Kinder Morgan Canada	--	--	--	--	--	--	--	11.0	12.1	12.8	13.7	14.1	16.3	14.8
KMP ROI	12.3%	12.7%	12.6%	13.1%	13.6%	14.3%	14.4%	14.1%	14.9%	13.9%	13.5%	13.5%	13.6%	12.6% [(b)]

KMP Return on Equity	17.2%	19.4%	20.9%	21.7%	23.4%	23.9%	22.6%	22.9%	25.2%	25.2%	24.3%	24.0%	24.0%	21.7%

Note: a definition of these measures may be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com.
(a) G&A is deducted to calculate the KMP ROI, but is not allocated to the segments and therefore not deducted to calculate the individual Segment ROI.
(b) The denominator includes approximately $1.1 billion in REX capital not recovered in sale price (i.e., leave behind). Excluding the leave behind increases the Natural Gas Pipelines ROI to 12.3% in 2013, and the KMP ROI to 13.0% in 2013.

22

$1.6 $1.0 $1.1 $2.0 $1.5 $0.9 $1.2 $1.1 $0.9 $2.4 $2.9 $3.3 $2.5 $2.6 $6.6 $10.0 $4.9 $- $1 $2 $3 $4 $5 $6 $7 $8 $9 $10 $11 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E Expansion Acquisition ($ in billions) __________________________ Notes: Includes equity contributions to joint ventures. (a) From 1997 through full-year 2014 (forecast). (b) 2012 net of proceeds from FTC Rockies divestiture. $22.0 $24.5 $- $5 $10 $15 $20 $25 Expansions Acquisitions $24.3 $6.1 $7.9 $6.7 $1.5 $- $4 $8 $12 $16 $20 $24 Natural Gas Pipelines Products Pipelines Terminals CO2 Kinder Morgan Canada Total Invested by Type (a,b) Total Invested by Segment (a,b) Total Invested by Year ~$46.5B of Growth Capital Invested at KMP (a,b) (b) 23

 24 Power Generation + 2.6 / 7.2 Bcf/d (b) Industrial (petchem) + 2.9 / 3.8 Bcf/d (b) LNG Export + 5.0 / 10.1 Bcf/d (b) Exports to Mexico + 1.7 / 2.5 Bcf/d (b) KM Natural Gas Footprint U.S. Natural Gas Projected Supply & Demand (a) (Bcf/d) Demand 2014 2019 2024 LNG exports -0.3 4.7 9.8 Mexican net exports 2.1 3.8 4.6 Power 21.3 23.9 28.5 Industrial 21.0 23.9 24.8 Other 29.6 29.9 32.7 Total U.S. demand 73.7 86.2 100.4 Supply Canadian net imports 5.1 5.2 6.5 Marcellus / Ohio Utica 13.8 25.1 29.3 Other production 54.8 55.9 64.6 Total U.S. supply 73.7 86.2 100.4 __________________________ (a) Source: Wood Mackenzie H1 2014 Long-Term View. (b) Projected 5-year / 10-year increase.

KINDER MORGAN

… Generating Real-time, Long-term Benefits

$641B of investment in midstream energy infrastructure needed through 2035, implying $29B per year annual spend [(a)] compared to $18B annual spend by MLPs [(b)] over past five years

- **Kinder Morgan's unparalleled natural gas footprint is well-positioned to address North America's need for more infrastructure**
  - Natural gas comprises significant percentage of our cash flow: KMP ~43%, EPB 100%, KMI ~54% [(c)]
  - Own or operate ~68,000 miles of natural gas pipeline, and moved ~33 Bcf/d out of a total U.S. market of ~100 in January 2014
  - Well-positioned relative to major trends (Marcellus / Utica, exports to Mexico, LNG export, power generation, petchem, etc.)
- **Natural gas a significant, growing component of backlog**
  - $4.6 billion of natural gas projects in backlog, $1.9 billion net increase from $2.7 billion at year-end 2013
  - Natural gas backlog substantially backed by long-term, take-or-pay contracts
  - Attractive returns secured for natural gas backlog; average EBITDA multiple approximately 5x
  - $18 billion of additional identified projects in development
- **Significant recent demand for long-term natural gas capacity across all KM entities**
  - Since December 2013, 3.7 Bcf/d of new take-or-pay contracts secured at attractive rates
  - Represents 11% of the total existing design capacity of the underlying pipelines
  - Very long-term commitments with an average contract tenor of 16 years
  - New capacity demand represents $1.8 billion of growth capital investment
  - 1.1 Bcf/d in-service in 2014, 1.0 Bcf/d in 2015 and 1.6 Bcf/d thereafter
  - When pending contracts are included, the total since December 2013 increases to 5.3 Bcf/d

(a) Source: ICF presentation dated 2/24/2014 "A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space."
(b) 2009-2013E capital spend on investment projects by MLPs. Source: Wells Fargo as of 12/31/2013.
(c) Natural Gas Segment percentage of 2014 budgeted segment earnings before DD&A including proportionate share of JV DD&A and excluding certain items for KMP, EPB and KMI, respectively.

25

Natural Gas Pipelines

Segment Outlook

Well-positioned connecting key natural gas resource plays with major demand centers

Project Backlog:

- **$4.6 billion of identified growth projects over next seven years [(a)], including:**
  - LNG liquefaction (FTA @ Elba Island)
  - Pipe projects supporting LNG liquefaction projects
  - TGP north-to-south projects
  - Eagle Ford gathering & processing
  - SNG / Elba Express expansions
  - Expansion to Mexico border

Long-term Growth Drivers:

- **Natural gas the logical fuel of choice**
  - Cheap, abundant, domestic and clean
- **Unparalleled natural gas network**
  - Sources natural gas from every important natural gas resource play in the U.S.
  - Connected to every major demand center in the U.S.
- **Demand growth and shifting supply from multiple basins**
  - Power / gas-fired generation
  - Industrial and petchem demand
  - Growth in Mexican natural gas demand
  - Repurposing portions of existing footprint
  - Greenfield development
- **LNG exports**
- **Expand service offerings to customers**
- **Acquisitions**

Operations:

- **Very good project development performance: on a net basis within 1% of approved costs on major projects**
- **Better than industry average performance on release and safety measures**
- **On-time compliance with EHS requirements: 99+%**

(a) Excludes acquisitions and dropdowns, includes KM's share of non-wholly owned projects. Includes projects currently under construction.


RUBY
WIC
CIG
TCGT
CP
NGPL
EPNG
FEP
TGP
SNG
MEP
ELBA EXPRESS
SLNG
KMLP
GLNG
FGT
KM MIDSTREAM
KMP GAS PIPELINES
KMP GAS STORAGE
KMP GAS PROCESSING
KMP GAS TREATERS
EPB GAS PIPELINES
EPB GAS STORAGE
EPB LNG TERMINALS
KMI GAS PIPELINES
KMI GAS STORAGE
KM HEADQUARTERS

26

Products Pipelines Segment Outlook Project Backlog: $1.0 billion of identified growth projects over next two years (a), including: Cochin reversal / conversion Eagle Ford condensate processing KMCC extensions KMCC-Double Eagle interconnect Long-term Growth Drivers: Development of shale play liquids transportation and processing (e.g. UTOPIA) Repurposing portions of existing footprint in different product uses (e.g. Y-grade) Tariff index adjustments Tuck-in acquisitions Recovery in refined product volumes Operations: Very good project development performance: on a net basis within 1% of approved costs on major projects Better than industry average performance on release rates on liquids pipelines (Products, CO2, KMC) Better than industry average performance on safety measures On-time compliance with EHS requirements: 99.8% 27 __________________________ (a) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction. Opportunities for growth from increased liquids production

Terminals Segment Outlook Well-located in refinery / port hubs and inland waterways 28 __________________________ (a) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction. Project Backlog: $2.2 billion of identified growth projects over next five years (a), including: Liquids BOSTCO Phases 2, & 3 Alberta crude by rail projects Chemical terminal development SCT Jones Act tanker builds Houston terminals network expansion Edmonton Phase 2 expansion Bulk Deepwater coal handling facility Vancouver Wharves facility improvements (agri, copper, sulfur, and chemical) Long-term Growth Drivers: Gulf Coast liquids exports Crude oil merchant tankage Crude by rail Newbuild / expansion of export coal terminals Chemical infrastructure and base business growth built on production increases Tuck-in acquisitions Potential investment in coal reserves and other natural resources Operations: Project development performance: 6.5% overrun on a net basis across major projects Better than industry average performance on safety measures continuous improvement over several years On-time compliance with EHS requirements: 99.6%

CO2 Segment Outlook Own and operate best source of CO2 for EOR (a) 29 __________________________ (a) EOR = Enhanced Oil Recovery. (b) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction. Project Backlog: Identified growth projects totaling $1.8 billion and $2.0 billion in S&T and EOR (a), respectively, over next five years (b), including: S&T Southwest Colorado CO2 production St. Johns build-out Cortez and Lobos pipelines Oil Production SACROC / Yates / Katz / Goldsmith / Residual Oil Zone Long-term Growth Drivers: Strong demand for CO2 drives volume and price Billions of barrels of domestic oil still in place to be recovered at SACROC, Yates, Katz and Goldsmith, as well as Residual Oil Zone opportunities Operations: Project development performance: within 6% on a net basis across major projects (overrun) Slightly better than industry average on three of five safety measures On-time compliance with EHS requirements: 99.9%

KINDER MORGAN

Kinder Morgan Canada

Segment Outlook

Sole oil pipeline from Oilsands to West Coast / export markets

Project Backlog:

- **$5.4 billion expansion of Trans Mountain Pipeline**

Long-term Growth Drivers:

- **Expand Oilsands export capacity to West Coast and Asia**
  - Following successful open season, major expansion plans under way
  - The Trans Mountain Pipeline Expansion Project (TMEP) more than doubles capacity, from 300 MBbl/d currently to approximately 890 MBbl/d
  - Strong commercial support from shippers with binding long-term contracts (~93% 20-yr, ~7% 15-yr) for 708 MBbl/d of firm transport capacity
  - Projected cost of $5.4 billion
  - Proceeding with project design, planning and consultation
  - NEB facilities application filed in December 2013
  - Expected in-service end of 2017
- **Expanded dock capabilities (Vancouver)**
  - TMPL expansion will increase dock capacity to over 600 MBbl/d
  - Access to global markets

Operations:

- **Project development performance: in early stages on TMEP, but commercial terms include good cost protection on "uncontrollable" costs.**
- **Better than industry average on safety measures.**
- **On-time compliance with EHS requirements: 99.6%**



Vancouver
TRANS MOUNTAIN
TMEP $5.4 Billion Expansion
Edmonton
BRITISH COLUMBIA
Westridge/Burnaby
ALBERTA
Sumas Tank Farm
Ferndale
Westridge/Burnaby
WASHINGTON
ACTIVE
REACTIVATED
EXPANSION
TANK FARM
TERMINAL
KM HEADQUARTERS

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KINDER MORGAN

Toll Road-like, Fee-based Business Model

	Natural Gas Pipelines (KMP/EPB/KMI)	Products Pipelines (KMP)	Terminals (KMP)	CO_2 (KMP)	Kinder Morgan Canada (KMP)
Volume Security	– Interstate & LNG: take or pay – Intrastate: ~75% take or pay (a) – G&P: minimum requirements / acreage dedications	– Volume based	– Take or pay, minimum volume guarantees, or requirements	– S&T: primarily minimum volume guarantee – O&G: volume-based	– Essentially no volume risk
Avg. Remaining Contract Life	– Interstate: 7.1 years – Intrastate: 4.9 years (a) – G&P: 6.0 years – LNG: 18.4 years	– Not applicable	– Liquids: 4.2 yrs – Bulk: 4.1 yrs – J.A. vessels: 4.4 yrs (d)	– S&T: 9.0 yrs	– 2 yrs
Pricing Security	– Interstate: primarily fixed based on contract – Intrastate: primarily fixed margin – G&P: primarily fixed price	– PPI + 2.65%	– Based on contract; typically fixed or tied to PPI	– S&T: 67% of revenue protected by floors – O&G: volumes 83% hedged (b)	– Fixed based on toll settlement
Regulatory Security	– Interstate: regulatory return mitigates downside; may receive higher recourse rates for increased costs – Intrastate: essentially market-based – G&P: market-based	– Pipeline: regulatory return mitigates downside – Terminals & transmix: not price regulated (c)	– Not price regulated (c)	– Primarily unregulated	– Regulatory return mitigates downside
Commodity Price Exposure	– Interstate: no direct – Intrastate: limited – G&P: limited	– Limited to transmix business	– No direct	– Full-yr impact ~$7.0MM in DCF per $1/Bbl change in oil price	– No direct

All figures as of 1/1/2014 except where noted.
(a) Transportation for intrastate pipelines includes term purchase and sale portfolio.
(b) Percent of expected Jul-Dec 2014 net crude oil and heavier natural gas liquids (C4+) production.
(c) Terminals not FERC regulated, except portion of CALNEV.
(d) Jones Act vessels average contract term of 4.4 years excludes options to extend (10 vessels in total: 5 existing and 5 newbuild to be delivered 2015-17). Including options to extend, average contract term is 6.6 years.

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KINDER MORGAN

Risks

- **Regulatory (KMP/EPB/KMI)**
  - Products Pipeline FERC / CPUC cases
  - Natural Gas FERC rate cases
  - Legislative and regulatory changes
- **Crude oil production volumes (KMP)**
- **Commodity prices (KMP)**
  - CO_2 oil production
    - 2014 budget assumes $96.15/Bbl realized price on unhedged barrels
    - 2014 commodity price sensitivity is ~$7 million DCF per $1/Bbl change in crude price
  - Natural Gas Midstream
    - 2014 commodity price sensitivity is ~$1 million DCF per $1/Bbl and $0.50/MMBtu change in oil and natural gas prices, respectively [a]
- **Economically sensitive businesses (e.g., steel terminals) (KMP)**
- **Environmental (e.g., pipeline / asset failures) (KMP/EPB/KMI)**
- **Terrorism (KMP/EPB/KMI)**
- **Interest rates (KMP/EPB/KMI)**
  - Full-year impact of 100-bp increase in floating rates equates to ~$55 million increase in interest expense at KMP [b]

(a) Natural Gas Midstream sensitivity incorporates current hedges, assumes same directional move in oil and gas prices, ethane rejection, flat ethane frac spread, and assumes other NGL prices maintain relationship with oil prices.
(b) As of 6/30/2014 approximately $5.5 billion of KMP's total $20.7 billion in net debt was floating rate.

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[LOGO]

Aug. 10, 2014

We are pleased to announce that Kinder Morgan, Inc. has entered into agreements to acquire all of the outstanding common units of KMP and EPB and all of the outstanding shares of KMR.  The result will be a simplified ownership structure under one publicly traded security, KMI.  We believe this transaction will be highly beneficial for our employees, all of the companies involved and our unitholders and shareholders.

As we have said many times, this is a very exciting time to be in the energy industry and we believe that we are still in the early stages of a tremendous infrastructure build out across North America.  By combining the Kinder Morgan family of companies we will be even better positioned to take advantage of this growth.  We are creating a company with world class assets housed under one roof with a lower cost of capital.  This will generate more opportunities and greater value for employees and shareholders.

•                  KMI will have a projected dividend of $2.00 per share in 2015, a 16 percent increase over the anticipated dividend of 2014.  We also expect to grow the dividend by 10 percent each year from 2015 through 2020 with significant excess coverage.

We want to thank all of you for making this transaction possible.  It is your dedication and hard work that have built the Kinder Morgan companies and made us a premier operator in the energy industry.

When the transaction is completed, likely by year end, KMI will continue to be the largest energy infrastructure company in North America and will be the third largest energy company overall with an enterprise value of approximately $140 billion.  The consolidation of KMI, KMP, KMR and EPB is expected to produce immediate value upon closing to all shareholders and unitholders.  Because the transaction consideration is mostly equity, KMP, KMR and EPB holders will be able to share in KMI’s substantial future growth opportunities.

The combined company will continue to be named Kinder Morgan, Inc. and corporate headquarters will remain in Houston.  We will continue to own and operate all of the same assets we do today.  We will be doing the same things we do today, but with the benefit of a simplified ownership structure.  So as employees we will see very little change in our daily activities.  We will continue to communicate with you in the coming months as we move through the transition process prior to closing.

As always, it is important for all of us to do everything we can to stay focused on performing our jobs to the best of our abilities to positively position the combined company for the future.  Our priorities remain the same.  We must focus on operating our assets safely and efficiently, striving for financial and operational excellence, assuring compliance with applicable laws and regulations, and meeting our customers’ needs.

For more information about the transaction, please see the home page of KMONLINE.

Rich Kinder and Steve Kean

1

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”).  KMI plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the mergers.  Each of KMI, KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the mergers. The registration statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the mergers and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND EACH PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain copies of each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of the KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of the EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMI, the general partner of KMP, KMR or the general partner

2

of EPB management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMI to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

3

Aug. 10, 2014

Q                                       Why is KMI buying KMP, KMR and EPB?

A                                       All shareholders and unitholders of the Kinder Morgan family of company will benefit as a result of this combination.  KMI will have a projected dividend of $2.00 per share in 2015, a 16 percent increase over the anticipated 2014 dividend of $1.72 per share.  We expect to grow the dividend by approximately 10 percent each year from 2015 through 2020.  In addition to receiving a premium over the current value of their investments, KMP, KMR and EPB holders will be able to share in KMI’s future growth opportunities since the transaction consideration is mostly equity.  Additionally, this transaction dramatically simplifies the Kinder Morgan story by transitioning from four separately traded equity securities today, to one security going forward.  It also eliminates the incentive distribution rights and structural subordination of debt in the current structure.

Q                                       How does this transaction benefit the company moving forward?

A                                       We believe this transaction gives KMI the ability to grow for many years to come.  We believe KMI will become a valuable acquisition currency and have a significantly lower hurdle for accretive investments in new energy infrastructure.  This is important in today’s opportunity-rich environment for additional energy infrastructure in North America.  The transaction also provides significant tax benefits for KMI shareholders.

Q                                       What are the disadvantages to shareholders?

A                                       We believe there are tremendous advantages to equity holders of all of the Kinder Morgan companies.  Again, they will receive a premium on their current investments and be able to participate in the future growth of KMI.  Obviously at the end of the day it will be their choice whether to retain the KMI equity.

Q                                       Describe the approval process.

A                                       First of all, each transaction is conditioned on the closing of the other transactions.  Also, each entity will have a shareholder or unitholder vote.  The dates of those votes are yet to be determined.  In addition, standard regulatory approvals must be obtained.  No regulatory delays are expected.  We anticipate closing the transaction by the end of 2014.

Q                                       Do you anticipate any problems obtaining approvals?

A                                       No.  The boards of all the Kinder Morgan companies have voted to recommend the transaction to their respective unitholders and shareholders.

Q                                       How will combining the companies affect how you operate your businesses?

A                                       Operating our businesses will be “business as usual.”  This transaction is about corporate simplification and will not have any effect on how we operate our businesses.

1

Q                                       Will Kinder Morgan, Inc. be the name of the combined company?

A                                       Yes.  And the company’s headquarters will remain in Houston at 1001 Louisiana.

Q                                       What will be the makeup of the board of directors?

A                                       The KMI board may increase by up to six members, three each from the KMP and EPB boards.

Q                                       What will be the impact on employees?

A                                       We will continue to own and operate all of the same assets we do today.  We will be doing the same things we do today, but with the benefit of a simplified ownership structure.  Most employees will see very little, if any, change in their activities.  We do not anticipate any workforce reductions.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”).  KMI plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the mergers.  Each of KMI, KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the mergers. The registration statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the mergers and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND EACH PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain copies of each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of the KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of the EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMI, the general partner of KMP, KMR or the general partner of EPB management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMI to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage

3

limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

4